Exhibit 99.1

Sundial Growers Inc.

Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - expressed in thousands of Canadian dollars)

Sundial Growers Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - expressed in thousands of Canadian dollars)

As at	Note	September 30, 2019	December 31, 2018
Assets
Current Assets
Cash and cash equivalents		141,805	14,121
Restricted cash	11(a)	10,350	350
Accounts receivable		22,506	2,738
Biological assets	6	14,539	876
Inventory	7	28,420	1,234
Prepaid expenses and deposits		12,652	2,390
		230,272	21,709
Non-current assets
Property, plant and equipment	8	254,097	88,491
Intangible assets	4,9	44,096	—
Goodwill	4	103,592	—
Total assets		632,057	110,200

Liabilities
Current liabilities
Accounts payable and accrued liabilities		61,315	19,324
Current portion of long-term debt	11	102,598	22,477
Convertible notes	13	18,685	25,449
Current portion of lease obligation		634	44
Contingent consideration	4(a)	21,199	—
Current portion of financial obligations	14	—	2,364
		204,431	69,658
Non-current liabilities
Long-term debt	11	73,783	32,159
Lease obligation		15,544	170
Deferred tax liability		2,483	—
Financial obligation	14	—	16,121
Total liabilities		296,241	118,108
Shareholders’ equity
Share capital	15(b)	495,993	65,133
Warrants	15(c)	24,253	3,108
Contributed surplus		25,814	9,493
Convertible notes - equity component	13	1,884	3,232
Contingent consideration	4(b)	2,279	—
Accumulated deficit		(215,350)	(88,874)
Accumulated other comprehensive income		(3,869)	—
Total shareholders’ equity		331,004	(7,908)
Non-controlling interest	4	4,812	—
Total liabilities and shareholders’ equity		632,057	110,200

Commitments (note 21)

Subsequent events (notes 4, 10, 13)

See accompanying notes to the condensed interim consolidated financial statements.

Approved by the Board:

“Signed” Edward Hellard	“Signed” Torsten Kuenzlen

Executive Chairman & Director	Director

1

Sundial Growers Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended September 30		Nine months ended September 30
	Note	2019	2018	2019	2018

Gross revenue		34,181	—	56,156	—
Excise taxes		669	—	1,846	—
Net revenue		33,512	—	54,310	—
Cost of sales		24,822	—	36,034	—
Gross margin before fair value adjustments		8,690	—	18,276	—
Change in fair value of biological assets		11,856	430	24,722	430
Change in fair value realized through inventory		(5,875)	—	(7,564)	—
Gross margin		14,671	430	35,434	430

General and administrative		14,577	2,262	26,022	5,416
Sales and marketing		2,467	596	5,212	2,078
Research & development		196	106	2,047	652
Pre-production expenses		—	1,721	—	3,353
Depreciation and amortization		1,278	208	1,546	541
Foreign exchange loss		190	—	136	19
Share-based compensation	16	8,398	1,883	34,552	5,432
Asset impairment	8	—	—	162	2,184
Loss from operations		(12,435)	(6,346)	(34,243)	(19,245)

Transaction costs	4(a),15(b)	(7,751)	—	(7,751)	—
Finance costs	18	(12,558)	(1,277)	(22,701)	(1,301)
Loss on financial obligation	14	(59,583)	(5,532)	(60,308)	(5,532)
Gain (loss) on disposition of PP&E		(6)	—	9	(52)
Change in fair value of contingent consideration	4(a)	(5,835)	—	(5,835)	—
Change in fair value of investment		165	—	165	—
Loss before tax		(98,003)	(13,155)	(130,664)	(26,130)
Income tax recovery	4(b)	512	—	4,121	—
Net loss		(97,491)	(13,155)	(126,543)	(26,130)

Loss on currency translation of foreign operations	4(b)	(3,869)	—	(3,869)	—
Comprehensive loss		(101,360)	(13,155)	(130,412)	(26,130)

Net loss attributable to:
Sundial Growers Inc.		(97,452)	(13,155)	(126,476)	(26,130)
Non-controlling interest	4	(39)	—	(67)	—

Net loss per common share
Basic and diluted		$(1.06)	$(0.18)	$(1.61)	$(0.40)

See accompanying notes to the condensed interim consolidated financial statements.

2

Sundial Growers Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Convertible notes – equity component	Contingent consideration	Accumulated deficit	Accumulated other comprehensive loss	Non-controlling interest	Total equity
Balance, December 31, 2018		65,133	3,108	9,493	3,232	—	(88,874)	—	—	(7,908)
Net loss		—	—	—	—	—	(126,476)	—	(67)	(126,543)
Other comprehensive loss		—	—	—	—	—	—	(3,869)	—	(3,869)
Share issuances	15(b)	197,790	—	—	—	—	—	—	—	197,790
Issued to related parties	14,15	63,460	5,833	—	—	—	—	—	—	69,293
Share issuance costs	15(b)	(12,499)	—	—	—	—	—	—	—	(12,499)
Business acquisitions	4	39,849	—	—	—	2,279	—	—	4,879	47,007
Convertible debt - conversions	12,13	100,994	3,052	—	(1,348)	—	—	—	—	102,698
Warrants reclassified from liability	15(c)	—	16,091	—	—	—	—	—	—	16,091
Warrants exercised	15(c)	21,791	(3,831)	—	—	—	—	—	—	17,960
Share-based payments	16	2,320	—	32,232	—	—	—	—	—	34,552
Employee warrants exercised	16	17,155	—	(15,911)	—	—	—	—	—	1,244
Balance, September 30, 2019		495,993	24,253	25,814	1,884	2,279	(215,350)	(3,869)	4,812	335,816

Balance at June 30, 2019		111,605	—	19,407	3,232	2,279	(117,898)	—	4,851	23,476
Net loss		—	—	—	—	—	(97,452)	—	(39)	(97,491)
Other comprehensive loss		—	—	—	—	—	—	(3,869)	—	(4,189)
Share issuances		190,797	—	—	—	—	—	—	—	190,797
Issued to related parties	14,15	63,460	5,833	—	—	—	—	—	—	69,293
Share issuance costs	15(b)	(12,498)	—	—	—	—	—	—	—	(12,498)
Business acquisition	4(a)	37,248	—	—	—	—	—	—	—	37,248
Convertible debt - conversions	12,13	100,994	3,052	—	(1,348)	—	—	—	—	102,698
Warrants reclassified from liability	15(c)	—	16,091	—	—	—	—	—	—	16,091
Warrants exercised	15(c)	2,228	(723)	—	—	—	—	—	—	1,505
Share-based payments	16	1,738	—	6,660	—	—	—	—	—	8,398
Employee warrants exercised	16	421	—	(253)	—	—	—	—	—	168
Balance at September 30, 2019		495,993	24,253	25,814	1,884	2,279	(215,350)	(3,869)	4,812	335,816

See accompanying notes to the condensed interim consolidated financial statements.

3

Sundial Growers Inc.

Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Share capital	Warrants	Contributed surplus	Accumulated deficit	Total equity
Balance at December 31, 2017	20,719	—	3,735	(11,056)	13,398
Net loss for the period	—	—	—	(26,130)	(26,130)
Share issuances	41,976	—	—	—	41,976
Share issuance costs	(431)	—	—	—	(431)
Share repurchase	(2,702)	—	—	—	(2,702)
Fair value allocated to warrants	(3,037)	3,037	—	—	—
Share-based payments	150	—	5,282	—	5,432
Employee warrants exercised	3,778	—	(1,915)	—	1,863
Balance at September 30, 2018	60,453	3,037	7,102	(37,186)	33,406

Balance at June 30, 2018	36,301	3,037	7,134	(24,031)	22,441
Net loss for the period	—	—	—	(13,155)	(13,155)
Share issuances	20,527	—	—	—	20,527
Share issuance costs	(153)	—	—	—	(153)
Share-based payments	—	—	1,883	—	1,883
Employee warrants exercised	3,778	—	(1,915)	—	1,863
Balance at September 30, 2018	60,453	3,037	7,102	(37,186)	33,406

See accompanying notes to the condensed interim consolidated financial statements.

4

Sundial Growers Inc.

Condensed Interim Consolidated Statement of Cash Flows

(Unaudited - expressed in thousands of Canadian dollars)

		Nine months ended September 30
	Note	2019	2018
Cash provided by (used in):
Operating activities
Net loss for the period		(126,543)	(26,130)
Items not involving cash:
Income tax recovery		(4,121)	—
Change in fair value of biological assets		(24,722)	(456)
Share-based payments	16	34,552	5,432
Depreciation and amortization		5,463	541
Loss (gain) on disposition of PP&E		(9)	52
Transaction costs		1,279	—
Finance costs	18	10,478	—
Loss on financial obligation		60,308	5,532
Change in fair value of contingent consideration	4(a)	5,835	—
Unrealized foreign exchange (gain) loss		(193)	—
Asset impairment		162	2,184
Change in non-cash working capital		(19,344)	332
Net cash used in operating activities		(56,855)	(12,513)
Investing activities
Additions to property, plant and equipment	8	(112,358)	(56,768)
Proceeds from disposal of PP&E		41	—
Acquisition of Bridge Farm	4(a)	(77,023)	—
Change in non-cash working capital		8,667	17,464
Net cash used in investing activities		(180,673)	(39,304)
Financing activities
Proceeds from syndicated loan, net of costs	11(a)	82,968	—
Repayment of credit facilities	11(b)	(32,201)	—
Proceeds from Term Debt Facility, net of costs	11(c)	105,539	20,613
Repayment of other debt instruments	11(d)-(g)	(56,566)	—
Proceeds from convertible notes, net of costs	12	90,373	—
Payments on lease obligations		(391)	33
Proceeds from issuance of shares, net of costs	15(b)	177,474	36,013
Proceeds from exercise of warrants	15(c)	17,960	—
Proceeds from exercise of employee warrants	16	1,245	1,863
Settlement of financial obligation	14	(9,500)	—
Restricted cash	11(a)	(10,000)	—
Repurchase of shares		—	(2,702)
Change in non-cash working capital		(67)	(1,583)
Net cash provided by financing activities		366,834	54,237

Impact of foreign currency translation		(1,622)	—

Change in cash and cash equivalents		127,684	2,420
Cash and cash equivalents, beginning of year		14,121	4,070
Cash and cash equivalents, end of period		141,805	6,490

Cash interest paid		7,648	65

See accompanying notes to the condensed interim consolidated financial statements.

5

Sundial Growers Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

1.	Description of business

Sundial Growers Inc. (“Sundial” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006.

The Company’s head office is located at 200, 919 11th Avenue SW, Calgary, Alberta, Canada.

The principal activities of the Company are the production, distribution and sale of cannabis as regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) in Canada, up to and including October 16, 2018. On October 17, 2018, the ACMPR was superseded by the Cannabis Act which regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada. The Company is planning to expand its operations to jurisdictions outside of Canada where federally lawful and regulated, including subsidiaries which operate in Europe and the United Kingdom.

On August 1, 2019, the Company’s common shares began trading on the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “SNDL”.

Sundial does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

2.	Basis of presentation
a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) in effect as of December 31, 2018, except as noted in note 3(a). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the Company for the ten months ended December 31, 2018 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

These condensed interim consolidated financial statements have been prepared on a going concern basis, based on Management’s assessment that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

Certain prior period amounts have been reclassified to conform to current year presentation.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors (“Board”) on November 13, 2019.

b)	Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain financial instruments which are measured at fair value with changes in fair value recorded in earnings.

c)	Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian based subsidiaries. Subsidiaries incorporated in the jurisdiction of England and Wales use the Great Britain Pound as its functional currency. Sundial Deutschland GmbH and Sundial Portugal, Unipessoal LDA use the European Euro as their functional currency. Transactions in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.

6

Sundial Growers Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

d)	Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases.

Subsidiaries	Jurisdiction of incorporation	Percentage ownership
Sprout Technologies Inc.	Alberta, Canada	100%
KamCan Products Inc.	British Columbia, Canada	100%
2011296 Alberta Inc.	Alberta, Canada	100%
Sundial Deutschland GmbH	Germany	100%
Sundial Portugal, Unipessoal LDA	Portugal	100%
Pathway Rx Inc.	Alberta, Canada	50%
2082033 Alberta Ltd.	Alberta, Canada	100%
SGI Managing Partner Inc.	Alberta, Canada	100%
SGI Partnership	Alberta, Canada	99.99%
Sundial UK Limited	England and Wales	100%
Project Seed Topco	England and Wales	100%
Project Seed Bidco	England and Wales	100%
Bridge Farm Nurseries Limited	England and Wales	100%
Neame Lea Nursery Limited	England and Wales	100%
Neame Lea Marketing Limited	England and Wales	100%
Neame Lea Fresh Limited	England and Wales	100%
Zyon UK Flowers and Plants Limited	England and Wales	100%
3.	Significant accounting policies

The accounting policies, critical accounting judgements and significant estimates used in the preparation of the Company’s audited consolidated financial statements for the ten months ended December 31, 2018 have been applied in the preparation of these condensed interim consolidated financial statements except as described below.

(a)	IFRS 16, Leases

On January 1, 2019, the Company adopted IFRS 16, “Leases” using the modified retrospective approach which replaces IAS 17 Leases, which came into effect for annual periods beginning on or after January 1, 2019. The modified retrospective approach does not require restatement of comparative financial information as it recognizes the cumulative effect on transition as an adjustment to opening retained earnings and applies the standard prospectively. Comparative information in the Company's consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows has not been restated.

Under the new standard, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease obligation at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease obligation. Depreciation is recognized on the lease asset over the shorter of the estimated useful life of the asset or the lease term. The lease obligation is initially measured at the present value of the lease payments that have not been paid at the commencement date, discounted at the rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease obligation is subsequently increased by the interest cost on the lease obligation and decreased by lease payments made. Lease payments are allocated between the liability and interest expense. Interest expense is recognized on the lease obligation using the effective interest rate method and payments are applied against the lease obligation.

7

Sundial Growers Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

The carrying amounts of the right-of-use assets, lease obligations, and the resulting interest and depreciation expense are based on the implicit interest rate within the lease arrangement or, if this information is unavailable, the incremental borrowing rate. Incremental borrowing rates are based on judgments including economic environment, term, and the underlying risk inherent to the asset.

Impacts on Transition

The lease assets were initially recognized at an amount equal to the discounted lease payments using an incremental borrowing rate of 5.95%.

The adoption of IFRS 16 using the modified retrospective approach allowed the Company to use the following practical expedients in determining the opening transition adjustment:

•	The weighted average incremental borrowing rate in effect at January 1, 2019 was used as opposed to the rate in effect at inception of the lease;
•	Leases with a term of less than 12 months as at January 1, 2019 were accounted for as short-term leases;
•	Leases with an underlying asset of low value are recorded as an expense and not recognized as a lease asset; and
•	Leases with similar characteristics were accounted for as a portfolio using a single discount rate.

The cumulative effect of initial application of the standard was to recognize a $1.3 million increase to right-of-use assets ("Lease assets"), a $1.3 million increase to lease obligations. The impact on transition is summarized below:

January 1, 2019
Lease assets	1,333
Lease obligations	1,333

On transition to IFRS 16, a reconciliation of the lease assets and lease obligations recognized by the Company is as follows:

Lease assets	January 1, 2019
Net book value of lease assets recognized at December 31, 2018	227
Discounted using the implicit rate at January 1, 2019	212
Add: Lease assets recognized at January 1, 2019	1,121
Lease assets recognized at January 1, 2019	1,333

Lease obligations	January 1, 2019
Operating lease commitment at December 31, 2018	1,144
Discounted using the implicit rate at January 1, 2019	1,121
Add: Finance lease liabilities recognized at January 1, 2019	212
Lease assets recognized at January 1, 2019	1,333
(b)	Amendments to definition of a business under IFRS 3

In October 2018, the International Accounting Standards Board (IASB) issued amendments to the definition of a business in IFRS 3 Business Combinations. These amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition.

IFRS 3 continues to adopt a market participant’s perspective to determine whether an acquired set of activities and assets is a business. The amendments include the following:

•	Clarify the minimum requirements for a business;
•	Remove the assessment of whether market participants are capable of replacing any missing elements;
•	Add guidance to help entities assess whether an acquired process is substantive;
•	Narrow the definition of a business and of outputs; and
•	Introduce an optional fair value concentration test.

8

Sundial Growers Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

The IASB also added examples to illustrate the application of the guidance in IFRS on the definition of a business. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 1, 2020 with early adoption permitted. The Company has elected to early adopt the new standard as at January 1, 2019 with application applied prospectively.

4.	Business acquisitions
(a)	On February 22, 2019, the Company, through its wholly owned subsidiary, Sundial UK Limited, signed a Sale and Purchase Agreement (“SPA”) to acquire all the issued and outstanding shares of Project Seed Topco (“Bridge Farm”) a private company located in the United Kingdom of Great Britain and Northern Ireland (“UK”). The acquisition closed on July 2, 2019.

The acquisition consideration was comprised of:

(i)	Cash consideration in the amount of £45.0 million;
(ii)

The issuance of 2.4 million common shares valued at $37.2 million based on the fair value of a common share of the Company on the closing date and contingent consideration of $8.4 million representing the value of incremental shares potentially issuable on the one year anniversary of the closing date; and

(iii)

Contingent consideration valued at $7.2 million representing the fair value of earn-out payments ranging from nil to a maximum of an additional 1.6 million common shares of the Company based on a prescribed formula.

The Company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. The purchase price allocation is not final as the Company is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes arising on their recognition. The Company expects to finalize the amounts recognized as it obtains the information necessary to complete the analysis prior to the end of the fiscal year.

Due to the inherent complexity associated with valuations and the timing of the acquisition, the numbers below are provisional.

The preliminary value on July 2, 2019 that was allocated to the purchase price was as follows:

Cash	77,023
Issuance of common shares	37,248
Contingent consideration	15,630
129,901

The preliminary purchase price was allocated as follows:

Accounts receivable	7,403
Inventory	469
Biological assets	1,233
Property, plant and equipment	57,717
Intangible assets	25,636
Accounts payable	(14,293)
Long term debt	(33,618)
Lease obligations	(15,567)
Deferred income tax liability	(3,038)
Goodwill	103,959
129,901

During the three months ended September 30, 2019, the fair value of the incremental share portion of the contingent consideration was adjusted to $21.2 million and the fair value of the earn out portion was adjusted to nil. These adjustments resulted in a loss on contingent consideration of $5.8 million.

Subsequent to September 30, 2019, the Company agreed to amend the terms of the earn out payments. The financial impact of these amendments will be assessed in the fourth quarter of 2019.

9

Sundial Growers Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

(b)	On March 13, 2019, the Company acquired 50% of the issued and outstanding shares of Pathway RX Inc. (“Pathway”), which was a private company.

The purchase price was as follows:

Issuance of common shares	2,601
Contingent consideration	2,279
4,880

The purchase price was allocated as follows:

	June 30, 2019	Adjustments	September 30, 2019
Intangible assets	13,368	184	13,552
Accounts payable and accrued liabilities	—	(184)	(184)
Deferred tax liability	(3,609)	—	(3,609)
Non-controlling interest (50%)	(4,879)	—	(4,879)
	4,880	—	4,880

The shares in Pathway were acquired by issuance of 296,800 common shares of the Company at a price of $8.76 per common share to the acquired company’s existing shareholders. In conjunction with the acquisition, the Company entered into a licence agreement that provides for use of Pathway’s intellectual property in exchange for various royalty payments. Under this agreement, the Company will be required to grant up to a maximum of 280,000 common share purchase warrants with an exercise price of $1.81 per share if certain gross revenue targets are achieved which has been presented on the interim consolidated statement of financial position as contingent consideration in the form of equity. In addition, base royalty payments of $1.4 million are due over four years in annual payments of $350 thousand which are payable on a quarterly basis in equal installments. Additional annual royalty payments are also payable depending on various defined percentages of revenues outlined in the license agreement.

Pathway consisted solely of intellectual property comprising the identifiable net assets of the entity. The non-controlling interest recognized at the acquisition date was recorded at their proportionate 50% share of the fair value of the identifiable net assets. Net loss attributable to the non-controlling interest for the three and nine months ended September 30, 2019 was $39 thousand and $67 thousand, respectively.

Subsequent to recording the purchase price allocation, the deferred tax liability was adjusted to nil with the offsetting adjustment to income tax recovery on the basis that both the Company and the acquired private company are subject to income tax under the same taxation authority.

The Company recorded adjustments to the preliminary fair value in the three months ended September 30, 2019 to reflect facts and circumstances in existence as of the date of acquisition. These adjustments primarily related to adjustments to accounts payable and accrued liabilities based on new information available that existed at the date of acquisition. These measurement adjustments were offset to the fair value of intangible assets.

10

Sundial Growers Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

5.	Segment information

The Company operates in two reportable operating segments; Cannabis and Ornamental Flowers. Cannabis operations includes legal cultivation and distribution of cannabis products under federally regulated licenses issued by Health Canada and capital expansion activities in the United Kingdom through the acquisition of Bridge Farm (note 4a). The ornamental flower business represents the legacy operations of Bridge Farm that were included in the acquisition. The Corporate segment includes all corporate activities and items not allocated to reportable operating segments.

As at September 30, 2019	Cannabis	Ornamental Flowers	Corporate	Total

Total assets	588,096	43,961	—	632,057
Total liabilities	238,615	57,526	—	296,241
Capital expenditures	91,371	20,987	—	112,358

Nine months ended September 30, 2019

Net revenue	48,819	5,491	—	54,310
Cost of sales	31,462	4,572	—	36,034
Gross margin before fair value adjustments	17,357	919	—	18,276
Change in fair value of biological assets	24,541	181	—	24,722
Change in fair value realized through inventory	(7,564)	—	—	(7,564)
Gross margin	34,334	1,100	—	35,434

General and administrative	23,860	2,162	—	26,022
Other expense	7,146	411	—	7,557
Depreciation and amortization	411	1,135	—	1,546
Share-based compensation	—	—	34,552	34,552
Gain (loss) from operations	2,917	(2,608)	(34,552)	(34,243)

Transaction costs	—	—	(7,751)	(7,751)
Finance costs	(22,094)	(607)	—	(22,701)
Loss on financial obligation	(60,308)	—	—	(60,308)
Other	(4)	(5,657)	—	(5,661)
Loss before tax	(79,489)	(8,872)	(42,303)	(130,664)

11

Sundial Growers Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

Three months ended September 30, 2019	Cannabis	Ornamental Flowers	Corporate	Total

Net revenue	28,021	5,491	—	33,512
Cost of sales	20,250	4,572	—	24,822
Gross margin before fair value adjustments	7,771	919	—	8,690
Change in fair value of biological assets	11,675	181	—	11,856
Change in fair value realized through inventory	(5,875)	—	—	(5,875)
Gross margin	13,571	1,100	—	14,671

General and administrative	12,415	2,162	—	14,577
Other expense	2,442	411	—	2,853
Depreciation and amortization	143	1,135	—	1,278
Share-based compensation	—	—	8,398	8,398
Loss from operations	(1,429)	(2,608)	(8,398)	(12,435)

Transaction costs	—	—	(7,751)	(7,751)
Finance costs	(11,951)	(607)	—	(12,558)
Loss on financial obligation	(59,583)	—	—	(59,583)
Other	(19)	(5,657)	—	(5,676)
Loss before tax	(72,982)	(8,872)	(16,149)	(98,003)

6.	Biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets are as follows:

	September 30, 2019	December 31, 2018
Balance, beginning of period	876	54
Increase in biological asses due to capitalized costs	39,721	2,537
Net change in fair value of biological assets	24,722	(1,280)
Transferred to inventory upon harvest	(52,013)	(435)
Acquisitions (Note 4a)	1,233	—
Balance, end of period	14,539	876

Biological assets are valued in accordance with IAS 41 and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

Management believes the most significant unobservable inputs and their impact on fair value of biological assets are as follows:

12

Sundial Growers Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

Assumption	Input	Weighted average input		Effect of 10% change ($000s)
		September 30 2019	December 31 2018	September 30 2019	December 31 2018
Yield per square foot of growing space (1)	Grams	53	45	1,231	87
Average net selling price (2)	$/gram	3.64	5.25	1,956	294
After harvest cost to complete and sell	$/gram	1.20	0.70	663	39
(1)	Varies by strain; obtained through historical growing results or grower estimate if historical results are not available.
(2)	Varies by strain and sales market; obtained through average selling prices or estimated future selling prices if historical results are not available.

These estimates are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As at September 30, 2019, it is estimated that the Company’s biological assets will yield approximately 13,100 kilograms (December 31, 2018 - 2,800 kilograms) of dry cannabis when harvested.

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

7.	Inventory
	September 30, 2019	December 31, 2018
Harvested cannabis	25,153	435
Cannabis supplies and consumables	2,512	799
Ornamental flowers, supplies and consumables	755	—
	28,420	1,234

At September 30, 2019, the Company held 9,462 kilograms of harvested cannabis (December 31, 2018 - 303 kilograms) in inventory.

13

Sundial Growers Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

8.	Property, plant and equipment
	Land	Production facilities	Equipment	Right of use assets	Construction in progress (“CIP”)	Total
Cost
Balance at December 31, 2018	5,246	23,335	7,254	—	54,061	89,896
Adoption of IFRS 16	—	—	(327)	1,333	—	1,006
Acquisitions (note 4a)	15,861	20,500	—	15,036	6,320	57,717
Additions	1,478	721	2,292	170	109,066	113,727
Transfers from CIP	737	68,697	10,029	—	(79,463)	—
Dispositions	(31)	—	(108)	(687)	—	(826)
Balance at September 30, 2019	23,291	113,253	19,140	15,852	89,984	261,520

Accumulated amortization
Balance at December 31, 2018	—	311	1,094	—	—	1,405
Adoption of IFRS 16	—	—	(100)	—	—	(100)
Depreciation	—	3,170	1,926	367	—	5,463
Impairment	—	—	—	—	162	162
Dispositions	—	—	(79)	(243)	—	(322)
Balance at September 30, 2019	—	3,481	2,841	124	162	6,608

Foreign currency translation	(238)	(309)	—	(226)	(42)	(815)

Net book value
Balance at December 31, 2018	5,246	23,024	6,160	—	54,061	88,491
Balance at September 30, 2019	23,053	109,463	16,299	15,502	89,780	254,097

During the nine months ended September 30, 2019, $0.3 million (ten months ended December 31, 2018 - $0.8 million) in salaries and benefits was capitalized, including $0.3 million (ten months ended December 31, 2018 - $0.3 million) associated with construction in progress. In addition, a total of $1.3 million in interest associated with construction in progress was capitalized during the nine months ended September 30, 2019 (ten months ended December 31, 2018 - $2.0 million). Construction in progress relates to the construction of production facilities.

9.	Intangible assets
September 30, 2019
Balance, beginning of period	—
Additions	5,295
Acquisitions (note 4)	39,188
Foreign currency translation	(387)
Balance, end of period	44,096

On May 1, 2019, the Company purchased intellectual property from Sun 8 Holdings Inc. The intellectual property acquired under this agreement consists of world-wide proprietary rights to certain cannabis product brands, including patents, copyrights and trademarks. Consideration under the arrangement consisted of 480,000 common shares of the Company at a price of $11.03. The agreement includes future consideration in the form of warrants contingent upon future revenues for the acquired intellectual property and payment of royalties indexed to merchandise sales and each gram of cannabis produced or sold that is derived from the intellectual property.

14

Sundial Growers Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

10.	Capital management

The Company defines its capital as its shareholder’s equity and debt. Except as otherwise disclosed in these condensed interim consolidated financial statements, there are no restrictions on the Company’s capital. The Company’s objectives with respect to the management of capital are to:

•	Maintain financial flexibility in order to preserve its ability to meet financial obligations;
•	Deploy capital to provide an appropriate investment return to its shareholders; and,
•	Maintain a capital structure that allows various financing alternatives to the Company as required.

The Audited Annual Consolidated Financial Statements contain a going concern qualification. The Company is an early-stage company and has accumulated significant losses. Furthermore, the Company and certain of its subsidiaries have a limited operating history and a history of negative cash flow from operating activities. During the nine months ended September 30, 2019, the Company sourced the required capital and liquidity to advance its strategic growth initiatives by way of the following significant capital transactions:

•	Completed an initial public offering of 11 million common shares for gross proceeds of $189.5 million (note 15b); and
•	Entered a $115 million Term Debt Facility (note 11c) to fund the acquisition of Bridge Farm (note 4a), repay Bridge Farm debt and fund capital expenditures in the UK;
•	Issued $93.2 million of Senior Convertible Notes which were converted into common shares following the initial public offering (note 12);
•	Converted $9.9 million principal number of convertible notes into equity units consisting of 2.5 million common shares and 1.4 million warrants (note 15) and;
•	Entered into a new $90 million syndicated whereby a portion of the proceeds were used to repay all amounts outstanding under the credit facility (note 11).

Subsequent to September 30, 2019, the Company executed the following significant capital transactions:

•	Converted $11.3 million and USD$1.0 million of the remaining convertible notes in exchange for 3.0 million common shares and 1.7 million warrants.

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital, its ability to successfully obtain or maintain licences to produce and sell cannabis, its ability to achieve sustainable revenues and profitable operations and, in the meantime, its ability to obtain the necessary financing to meet its obligations and repay its liabilities when they become due.

11.	Debt
	Interest rate	Maturity	Principal	September 30, 2019	December 31, 2018
Syndicated credit agreement (a)
Syndicated facility	Prime + 2.5%	Aug 27, 2021	84,000	83,059	—
Operating facility	Prime + 2.5%	Aug 27, 2021	6,000	—	—
Credit facilities (b)
Facility 1, 3 & 4	Prime + 2.75%	Aug 16, 2020	5,000	—	32,159
Facility 5 & 7	Prime + 2.25%	Aug 16, 2020	43,500	—	—
Term Debt Facility (c)
First tranche	9.75%	Jul 27, 2023	115,000	93,322	—
Credit agreement (d)	9.00%	May 15, 2019	30,000	—	—
Loan agreement (e)	8.70%	Sep 30, 2019	10,000	—	7,000
Note agreement (f)		Feb 22, 2019	7,000	—	8,546
Promissory note (g)	1.0% per month	Mar 25, 2019	6,931	—	6,931
				176,381	54,636

Current portion				102,598	22,477
Long term				73,783	32,159

15

Sundial Growers Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

(a)	Syndicated credit agreement

On August 30, 2019, the Company entered into a syndicated credit agreement with an initial $90.0 million of secured debt facilities comprised of a $84.0 million senior secured term credit facility and a $6.0 million senior secured revolving operating facility. Under the terms of the agreement, the Company has the right to an additional facility up to a maximum of $50.0 million subject to the consent of the lenders and satisfaction of certain other conditions.

Principal will be repaid in quarterly payments at the end of the Company’s first fiscal quarter following the covenant conversion date of March 31, 2020, amortized over a 10-year period, with the balance of all borrowings outstanding being due and payable in full on August 27, 2021. Interest will be incurred at either (i) prime plus a margin between 1.25% to 2.5% or (ii) the one-month bankers acceptance rate plus 1%, plus a margin between 2.75% to 4.00%. The margin level is determined based on the Company’s senior funded debt to EBITDA ratio. Interest on prime loans accrues daily and is payable monthly on the last business day of each month. The syndicated credit agreement is secured by a general security agreement over all present and after acquired personal property and a first floating charge over all other present and after acquired property in Alberta, British Columbia and other Canadian jurisdictions, subject to permitted encumbrances.

At September 30, 2019, the syndicated credit agreement, as written, contained certain financial covenants:

(i)	Maintenance of an available cash balance to March 31, 2020;
(ii)	An interest coverage ratio to March 31, 2020; and
(iii)	A fixed charge coverage ratio at March 31, 2020 and as at the end of any fiscal quarter thereafter.

Subsequent to September 30, 2019, the interest covenant was removed from the syndicated credit agreement. In accordance with IFRS, the loan amount has been classified as a current liability at September 30, 2019 but will be reclassified to long term liabilities at December 31, 2019.

(b)	Credit facilities

As at December 31, 2018, the credit facilities were comprised of the following:

•	Facility 1 - $29.5 million non-revolving development term out facility
•	Facility 3 - $5.0 million term out facility
•	Facility 4 - $14.0 million term out facility

As per the December 19, 2018 amended and restated commitment letter (the “Commitment Letter”), on June 1, 2019, Facilities 1 and 4 were refinanced through Facilities 5 and 7, while Facility 3 remained in place. The new Facilities can be summarized as follows:

•	Facility 3 - $5.0 million term out facility
•	Facility 5 - $29.5 million non-revolving development term out facility
•	To be used solely for the purpose of refinancing Facility 1
•	Facility 7 - $14.0 million term out facility
•	To be used solely for the purpose of refinancing Facility 4
•	Available subject to revenue being generated from two of the three pods in cluster 1

Following the advances of Facilities 5 and 7, interest was to be incurred at prime plus 2.25%. Interest (on Facilities 3, 5 and 7) and principal (on Facilities 5 and 7 only) were to be paid in quarterly payments at the end of the Company’s first fiscal quarter following such advance, amortized over a 5-year period, with the balance of all borrowings outstanding being due and payable in full on August 16, 2020. The facilities under the Commitment Letter were secured by a general security agreement over all present and after acquired personal property and a floating charge on all lands, subject to permitted encumbrances.

The Company was subject to two financial covenants under these facilities as follows:

16

Sundial Growers Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

(i)	The Company had to maintain a Working Capital Ratio (current assets divided by current liabilities, net of Authorized Subordinated Debt) of at least 1.15 to 1.00 until April 1, 2019 and 1.25 to1.00 on or after April 1, 2019; and
(ii)	Beginning with the first full quarter following June 1, 2019, the Company had to maintain a fixed charge coverage ratio of at least 1.50 to 1.00.

On August 30, 2019, the credit facilities of $49.0 million plus accrued interest were repaid in full using a portion of the proceeds from the syndicated credit facility in section (a) above.

(c)	Term Debt Facility
September 30, 2019
Principal value of debt	115,000
Transaction costs	(9,461)
Accretion	1,716
Fair value assigned to warrants	(13,933)
93,322

On June 27, 2019, the Company entered into a secured credit agreement (the “Term Debt Facility”) through SGI Partnership, a newly formed wholly owned subsidiary of the Company. The Term Debt Facility consists of two tranches totalling $159.6 million, less (i) a 6% original issue discount and (ii) upfront fees totalling up to approximately $2.4 million. The first tranche of $115.0 million, less the original issue discount and upfront fees, was advanced on June 27, 2019 to fund the acquisition of Bridge Farm described in note 4(a). The second tranche of $44.6 million is available prior to December 31, 2019 and is subject to a number of conditions precedent, including meeting certain performance and liquidity targets. Amounts advanced under the Term Debt Facility bear interest at a rate of 9.75% per annum.

In connection with each tranche advanced, the lender is entitled to receive warrants exercisable upon the earlier of (i) the completion of an initial public offering, (ii) December 31, 2020, or (iii) a default or event of default under the Term Debt Facility or certain other specified events. The number of warrants issuable and the exercise price of such warrants issued is indexed to the Company’s share price determined at the date of the completion of an initial public offering. Prior to the completion of the initial public offering, the warrants were classified as a derivative liability measured at FVTPL. The fair value of the warrants was estimated based on the Black-Scholes option pricing model. The measurements for the warrants were categorized as Level 3 fair values based on the inputs to the valuation technique used.

In August 2019, upon completion of the initial public offering, 957,225 warrants with an exercise price of $21.63 and 1,495,665 warrants with an exercise price of $20.76 were issued. The Company recorded a fair value adjustment of $2.2 million to finance expense upon reclassification from a derivative liability to equity (note 15c).

The Company is subject to three financial covenants under this facility, so long as the principal amount owing under the Term Debt Facility is greater than $75 million, as follows:

(i)	The Company must maintain, at all times, 60% of the square footage of the existing facilities in the United Kingdom dedicated to plant production and inventory and shall achieve a minimum 20% gross margin for both the quarter ending December 31, 2019 and the March 31, 2020 on said plant business;
(ii)	The Company’s UK leverage ratio is defined as the ratio of outstanding amounts under the Term Debt Facility to annualized bank EBITDA related to its United Kingdom operations. The UK leverage ratio shall not exceed:

•	11.0 to 1.0, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2020 and each financial quarter thereafter until and including March 31, 2021; and
•	9.0 to 1.0, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2021 and each financial quarter thereafter.

(iii)	The Company’s consolidated leverage ratio is defined as the ratio of outstanding amounts under the Term Debt Facility to annualized bank EBITDA related to its consolidated operations. The consolidated leverage ratio shall not exceed:

17

Sundial Growers Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

•	6.0 to 1.00, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2020 and each financial quarter thereafter until and including March 31, 2021; and
•	4.5 to 1:0, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2021 and each financial quarter thereafter.
(d)	Credit agreement

On February 22, 2019, the Company entered into a credit agreement with a Canadian financial institution to provide a $30 million non-revolving term-loan facility (the “Credit Agreement”). The Credit Agreement was secured by a second priority general security agreement over all present and after acquired personal property and a floating charge on all lands, subject to permitted encumbrances, as well as a first priority assignment of all net proceeds from certain future equity or debt offerings. Interest was accrued at 9.00% with principal and interest repayable on or before May 15, 2019 and later extended to May 22, 2019 where principal of $30 million plus accrued interest was repaid in full. The Credit Agreement was subject to various non-financial covenants, with which the Company was in compliance throughout the term of the Credit Agreement.

(e)	Loan agreement

On April 10, 2019, the Company signed an agreement to amend the Loan agreement by extending the maturity from May 31, 2019 to September 30, 2019. In addition, the Company secured an additional loan in the principal amount of $3.0 million for a total of $10.0 million. The new loan was subject to interest at a rate of 9.5% payable monthly with the principal amount due on September 30, 2019. The agreement required monthly confirmation that all financial covenants under the Commitment Letter described in note 11(b) have been met. On June 27, 2019 the $10 million plus accrued interest was repaid in full.

(f)	Note agreement

On February 22, 2019, the Note agreement was repaid in full using proceeds under the credit facilities described in note 11(b). The repayment consisted of $7.0 million in principal plus accumulated interest and an extension fee of $1.9 million.

(g)	Promissory note

The Promissory Note matured on March 25, 2019 but was extended in accordance with the terms of the agreement. The balance of $6.9 million outstanding included principal and interest which accrued from the date of extension at a rate of 1% per month and was repaid in full on June 5, 2019.

12.	Senior Convertible Notes
	September 30, 2019	December 31, 2018
Senior Convertible Notes issued	93,192	—
Transaction costs	(2,819)	—
Fair value attributable to conversion feature	(40,494)	—
Balance attributable to debt portion upon issuance	49,879	—
Accretion of note obligation	1,223	—
Amortization of note issue costs	93	—
Accrued interest	1,903
Conversion to common shares	(53,098)	—
	—	—

In May 2019, the Company closed a private placement of 8% senior unsecured convertible notes (“Senior Convertible Notes”) for gross proceeds of $92.6 million. In July 2019, an additional $0.6 million were issued. The Senior Convertible Notes bear interest at a rate of 8% per annum, compounded monthly. The Senior Convertible Notes and any accrued interest are repayable on the earlier of five years from date of issuance, the day the Company redeems the Senior Convertible Notes on certain conditions defined in the note agreement, or the day upon which the noteholder exercise their conversion rights as defined in the agreement.

18

Sundial Growers Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

The Senior Convertible Notes are hybrid instruments consisting of a financial liability and an embedded conversion feature. The embedded conversion feature meets the definition of an embedded derivative which is separated from the host contract and accounted for separately as the economic characteristics and risks of the host contract and the embedded derivative are not closely related. The conversion feature does not contain a fixed conversion price and is only exercisable in the event of an initial public offering and at the second anniversary following the closing date. As such, the conversion feature is presented as a current derivative liability.

On initial recognition and at each reporting date, the embedded conversion feature is measured at fair value by third party valuation experts using an industry standard methodology. Subsequent to initial recognition, any unrealized gains or losses arising from fair value changes are recognised to profit and loss at each reporting date.

In August 2019, the Company completed an initial public offering of its shares. As a result, holders of the 8% notes were entitled to exercise their conversion rights in accordance with their respective agreements.

On August 14, 2019, Sundial received conversion notices from all holders of the 8% convertible notes. As a result, all principal and accrued interest was converted into 6.9 million common shares at a conversion price of $13.84 representing 80% of the initial public offering price converted to Canadian dollars.

13.	Convertible notes
	September 30, 2019	December 31, 2018
Balance, opening	25,449	24,531
Unrealized foreign exchange gain	(193)	—
Accrued interest	(58)	152
Accretion	2,376	594
Amortization of note issue costs	726	172
Conversion to common shares	(6,937)	—
Conversion to warrants	(2,678)	—
	18,685	25,449

CAD denominated convertible notes

	September 30, 2019		December 31, 2018
Maturity	Principal	Carrying Amount	Principal	Carrying Amount
October 15, 2019	8,450	8,427	12,850	10,979
October 31, 2019	—	—	175	149
November 15, 2019	4,476	4,381	9,149	7,513
	12,926	12,808	22,174	18,641

USD denominated convertible notes

		September 30, 2019		December 31, 2018
Maturity	Principal (USD)	Carrying Amount (CAD)	Principal (USD)	Carrying Amount (CAD)
October 15, 2019	192	257	192	263
November 15, 2019	4,221	5,620	4,772	6,545
	4,413	5,877	4,964	6,808

During the nine months ended September 30, 2019, principal of $9.2 million convertible notes and USD$0.6 million convertible notes were converted into equity units, at the option of the holders. Equity units issued consisted of 2.5 million common shares and 1.4 million warrants.

Subsequent to September 30, 2019, $8.4 million and USD$0.2 million of the remaining convertible notes maturing at October 15, 2019 and $2.9 million and USD$0.8 million convertible notes maturing at November 15, 2019 were converted into equity units resulting in the issuance of 3.0 million common shares and 1.7 million warrants. The remaining convertible notes will be settled in equity units or cash at the November 15, 2019 maturity date.

19

Sundial Growers Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

14.	Financial obligations

On January 15, 2018, the Company entered into the Investment and Royalty Agreement with a company controlled by the executive chairman of the Company (the “Purchaser”). The Investment and Royalty Agreement was amended on August 16, 2018. Under the amended agreement, the Purchaser agreed to provide up to $11.0 million of equity financing for the construction of a portion of the Company’s facility in Olds, Alberta. As at December 31, 2018, a total of $10.9 million had been advanced under the amended agreement and was converted into 7,149,035 common shares. The difference between the fair value of the shares at the time of issue and the amount based on the price per share as outlined in the credit agreement was charged to finance expense in the prior year. The Investment and Royalty Agreement was subject to various non-financial covenants, with which the Company was in compliance as a December 31, 2018, except for the growing capacity covenant. This covenant required that at least 25,000 square feet of defined space at the Olds facility be dedicated exclusively to and capable of producing flower. This covenant was waived by the Purchaser for the period from August 16, 2018 to October 1, 2019, as the use of that facility space for clones and vegetation plants was determined to be a superior allocation of productive capacity.

In addition, pursuant to the terms of the Investment and Royalty Agreement, the Purchaser was entitled to quarterly royalty payments calculated based on the Company’s revenue from the facilities subject to the amended agreement for each fiscal quarter multiplied by 6.5% (the “Royalty Payment”). The Royalty Payments accrued beginning October 1, 2019 and were to be paid on the first business day of every subsequent fiscal quarter until September 30, 2028. The Company had estimated the present value of these payments at December 31, 2018 to be $18.5 million assuming a discount rate of 18%.

The Company used a discounted cash flow methodology to value the financial obligation related to value the royalty. The material assumptions used by the Company to determine the valuation for the royalty and held flat for the 10-year term of the royalty payments, and assuming a discount rate of 18%, were as follows:

		December 31, 2018
Growing space related to royalty	square feet	44,403
Average yield	grams/square feet	45
Total cannabis production	million grams/year	12.0
Average price	$/gram	5.50

On July 17, 2019, the Company issued 50,963 shares to the Company’s executive chairman in consideration for advancing the remaining funds available to be advanced under the financial obligation. In addition, the Company agreed to indirectly acquire the Investment and Royalty Agreement pursuant to a purchase agreement whereby the Company would purchase all of the outstanding shares of the Purchaser from the Company’s Executive Chairman for aggregate consideration of 3,680,000 common shares, 480,000 share purchase warrants (each exercisable for one common share at an exercise price of $15.94 for a period of three years from the date of issue) and a cash payment of $9.5 million. Upon completion of the Company’s initial public offering, the agreement was acquired on August 6, 2019 resulting in a loss on financial obligation of $59.6 million based on the initial public offering price of $US13.00. The cash payment of $9.5 million under the purchase agreement was paid prior to September 30, 2019.

20

Sundial Growers Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

15.	Share capital and warrants
(a)	Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

On July 12, 2019, the Company approved a 1.6 to 1 share split of the Company’s issued and outstanding common shares (the “Share Split”). Each shareholder of record of the Company as of the close of business on the record date on July 22, 2019 received 1.6 common shares for each share held on such date. All references to common shares, warrants, simple warrants and performance warrants have been retrospectively adjusted to reflect the Share Split.

(b)	Issued and outstanding
		September 30, 2019		December 31, 2018
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of period		68,648,984	65,133	62,204,846	25,769
Initial public offering		11,000,000	189,518	—	—
Shares issued for assets	4,10	797,952	6,537	—	—
Other shares issuances		236,798	1,735	7,040,714	20,452
Shares issued to related parties	20	3,730,963	63,460	5,549,037	16,473
Share issuance costs		—	(12,499)	—	(310)
Business acquisitions	4	2,696,800	39,849	—	—
Convertible debt - conversions	12,13	9,414,406	100,994	—	—
Warrants exercised	15(c)	4,551,082	21,791	558,501	2,660
Shares issued for services	16	164,080	2,320	236,277	521
Employee warrants exercised	16	1,867,200	17,156	2,875,310	395
Shares repurchased	20	—	—	(9,815,701)	(827)
Balance, end of period		103,108,265	495,993	68,648,984	65,133

On August 6, 2019, the Company closed its initial public offering of 11 million common shares at a price of $16.95 per common share. Gross proceeds amounted to $189.5 million.

(c)	Common share purchase warrants
	Number of Warrants	Carrying Amount
Balance at December 31, 2018	4,211,904	3,108
40% Warrants reclassified from derivative liability	957,225	4,122
60% Warrants reclassified from derivative liability	1,495,665	11,969
Warrants issued to related parties	480,000	5,833
Warrants issued on conversion of convertible notes	1,381,952	3,052
Warrants exercised	(4,551,082)	(3,830)
Warrants expired	(662)	(1)
Balance at September 30, 2019	3,975,002	24,253

On August 1, 2019, the 40% and 60% warrants issued as part of the term debt financing (note 11c) and initially classified as derivative liabilities as at June 30, 2019, were reclassified to equity as the number of warrants issuable and the exercise price for each tranche of warrants became fixed in conjunction with the initial public offering date. The exercise price for the 40% and 60% warrants are $21.63 and $20.76 respectively.

480,000 warrants with an exercise price of $15.94 were issued to a director of the Company in relation to the acquisition of the financial obligation (notes 14 and 20).

21

Sundial Growers Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

Equity units issued upon conversion of CAD denominated convertible notes included 1,282,752 warrants with an exercise price of $4.38 and vested immediately. Equity units issued upon conversion of USD denominated notes included 99,200 warrants with an exercise price of USD$3.75 and vested immediately.

During the nine months ended September 30, 2019, a total of 4,551,082 warrants were exercised consisting of 4,211,242 warrants exercised at a price of $3.91 for gross proceeds of $16.5 million, 307,840 exercised for gross proceeds of $1.3 million of the warrants issued upon conversion of the CAD denominated convertible notes and 32,000 warrants exercised for gross proceeds of USD$120 thousand of the warrants issued upon conversion of the USD denominated convertible notes.

662 warrants expired unexercised in April 2019. The carrying value of the warrants of $3.1 million was adjusted from warrants to share capital.

16.	Share-based payments

The Company has issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Subsequent to the approval of new share-based compensation plans, deferred shares units were issued to directors. The components of share-based payments expense are as follows:

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Simple warrants (a)	5,153	1,489	20,150	3,546
Performance warrants (a)	1,182	394	11,757	1,736
Deferred share units (b)	325	—	325	—
Shares issued for services	1,738	—	2,320	150
	8,398	1,883	34,552	5,432

a)	Simple and performance warrants

The following table summarized changes in the simple and performance warrants during the nine months ended September 30, 2019:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2018	6,129,866	$1.80	7,094,822	$2.04
Granted	4,795,200	6.32	723,200	12.23
Cancelled	(363,200)	2.42	(260,800)	1.23
Exercised	(214,400)	0.91	(1,652,800)	0.63
Balance at September 30, 2019	10,347,466	$3.89	5,904,422	$2.64

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Sundial Growers Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding simple and performance warrants as at September 30, 2019:

	Warrants outstanding			Warrants exercisable
Exercise price	Number of warrants	Weighted average contractual life (years)	Weighted average exercise price	Number of warrants	Weighted average exercise price
Simple warrants
$0.63 - $0.94	4,207,466			3,823,466
$1.25 - $1.88	880,000			880,000
$2.97 - $4.53	1,232,000			734,400
$6.25 - $9.38	3,462,400			80,000
$12.50 - $37.50	565,600			9,600
	10,347,466	5.48	$3.89	5,527,466	$1.24
Performance warrants
$0.63 - $0.94	3,700,690			2,884,690
$1.25 - $1.88	752,533			354,667
$2.97 - $4.53	788,000			490,666
$6.25 - $9.38	362,933			38,400
$12.50 - $37.50	300,266			—
	5,904,422	n/a	$2.64	3,768,423	$1.10

During the nine months ended September 30, 2019, the Company granted 4,795,200 simple warrants with an average exercise price of $6.32 (2018 - 2,712,000 simple warrants with an average exercise price of $1.57) and 723,200 performance warrants with an average exercise price of $12.23 (2018 - 4,942,133 performance warrants with an average exercise price of $1.13).

During the nine months ended September 30, 2019, 214,400 simple warrants were exercised at a weighted average price of $0.91 (2018 -16,000 simple warrants were exercised at a weighted average price of $0.63) and 1,652,800 performance warrants were exercised at a weighted average price of $0.63 (2018 - 2,760,110 performance warrants were exercised at a weighted average price of $0.67). As a result of the warrant exercises, a total of $16.0 million was transferred from contributed surplus to share capital.

In determining the amount of share-based payments, the Company used the Black-Scholes option pricing model to estimate the fair value of warrants granted during the nine months ended September 30, 2019 and 2018 through application of the following assumptions:

	September 30, 2019	September 30, 2018
Risk-free interest rate	1.41% - 1.88%	1.65% - 2.05%
Expected life of warrants (years)	2 - 10	2 - 14
Expected annualized volatility	97% - 116%	80% - 106%
Expected dividend yield	Nil	Nil
Weighted average Black-Scholes value of each warrant	$0.67 - $23.55	$0.67 - $4.10

Volatility was estimated by using the historical volatility of peer companies that the Company considers comparable, which have trading and volatility history. The expected life in years represents the period of time that the warrants granted are expected to be outstanding. The risk-free rate was based on Government of Canada bond rates of comparable duration.

b)	Deferred share units

In July 2019, the Company issued 76,696 deferred stock units (“DSU’s”) to certain directors in connection with their service to the Company. The DSU’s vest in equal quarterly instalments between September 30, 2019 and June 30, 2020 and are exchangeable for an equal number of common shares. The DSU’s were valued at the initial public offering price of US$13.00 ($16.95) per DSU.

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Sundial Growers Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

17.	Loss per share
	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Net loss	(97,491)	(13,155)	(126,543)	(26,130)

Weighted average shares outstanding (000s)
Basic and dilutive (1)	91,905	71,785	78,794	66,100
Loss per share - basic and dilutive	$(1.06)	$(0.18)	$(1.61)	$(0.40)
(1)	For the nine months ended September 30, 2019 there were 1.0 million warrants exercisable, 5.5 million simple warrants exercisable and 3.8 performance warrants exercisable that were excluded from the calculation as the impact was anti-dilutive (2018 - 1.8 million simple warrants and 1.8 million performance warrants).
18.	Finance expense
	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Cash finance expense
Interest on bank debt	2,383	65	5,749	65
Interest on Term Debt Facility	2,797	—	2,889	—
Interest on convertible notes	683	—	2,442	—
Interest on other debt	—	1,072	168	1,072
Other finance costs	—	140	2,255	164
	5,863	1,277	13,503	1,301
Non-cash finance expense
Accretion	2,978	—	5,231	—
Amortization of debt issue costs	548	—	1,088	—
Interest on Senior Convertible Notes	913	—	1,903	—
Loss on derivative liabilities	1,649		1,649
Other	607	—	607	—
	6,695	—	10,478	—
Less: interest capitalized relating to CIP	—	—	(1,280)	—
	12,558	1,277	22,701	1,301
19.	Financial instruments
(a)	Fair value

The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

The fair value of the syndicated loan, bank credit facilities and term debt approximate their carrying values as they bear floating rates of interest.

The convertible notes bear interest at a fixed rate of 12%, however the carrying value has been determined using an interest rate of 18% which approximates a market rate for comparable financing transactions.

The Senior Convertible Notes bear interest at a fixed rate of 8%. The carrying value has been determined using an interest rate of 18% which approximates a market rate for comparable financing transactions.

The Company uses three input levels to measure fair value:

Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

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Sundial Growers Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

Level 2 - quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and,

Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s cash is measured based on Level 1 and convertible notes were measured based on Level 2.

Contingent consideration classified as liabilities as part of the consideration paid for Bridge Farm (Note 4a) is a Level 3 financial liability that is re-measured each reporting period. Contingent consideration was estimated by discounting to present value the probability-weighted contingent payments expected to be made. Assumptions used in these calculations include expected future share price, discount rate and various probability factors. The settlement of contingent consideration could differ from current estimated based on the actual results of these financial measures.

There were no transfers between levels 1, 2 and 3 inputs during the period.

(b)	Financial instrument risks

Interest rate risk

The Company is exposed to interest rate risk in that changes in market interest rates will cause fluctuations in the fair value of future cash flows from its cash. The Company is exposed to interest rate risk through its syndicated credit agreement which has variable interest rates. For the nine months ended September 30, 2019, a 1% increase in the prime interest rate would result in additional interest expense of $0.6 million (2018 - $nil).

Credit risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The maximum amount of the Company’s risk exposure is the balance of the Company’s cash, amounts receivable, and taxes recoverable. The Company attempts to mitigate such exposure to its cash by investing only in financial institutions with investment grade credit ratings. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil obligations and operating plans. To support the Company’s rapid growth, the Company has actively pursued new funding sources through a series of recent debt and equity transactions, as described in note 10, to ensure there are sufficient funds to meet obligations as they come due.

The timing of expected cash outflows relating to financial liabilities at September 30, 2019 is as follows:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	61,315	-	-	-	61,315
Syndicated loan (1)	84,000	-	-	-	84,000
Term Debt Facility (1)	7,116	10,328	97,556	-	115,000
Convertible notes (1)	18,771	-	-	-	18,771
Deferred consideration	21,199	-	-	-	21,199
Lease obligations	634	1,208	933	13,403	16,178
Balance, end of period	193,035	11,536	98,489	13,403	316,463

(1)	At face value
20.	Related Party Transactions

The Company has outstanding amounts receivable from and payable to related parties, including employees, directors and corporations related to those individuals. As at September 30, 2019, the Company was owed $0.2 million (December 31, 2018 - $0.5 million) from related parties and owed $2.0 million (December 31, 2018 - $0.8 million) to related parties.

The amounts owing from related parties are both interest bearing and non-interest bearing and have various repayment terms.

Loan Receivable Agreements

On April 6, 2018, the Company issued 40,000 common shares to an officer of the Company at a fair value of $2.97, in accordance with an employment agreement. On April 6, 2018, the Company and this officer also entered into a shareholder loan agreement that provides a loan facility of up to $510 thousand to the officer. The loan bore interest at a rate of 2.5% per annum, had a term of three years, and was secured against the officer’s shareholdings in the Company. The loan was repayable in full upon the officer’s departure, a change of control of the Company or sale of the Company. As at December 31, 2018, $245 thousand had been advanced under this shareholder loan agreement. In July 2019, the loan was extinguished against performance bonuses declared in the form of salary compensation such that no amount remains outstanding under the shareholder loan agreement.

25

Sundial Growers Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

The Company has entered into separate shareholder loan agreements with two (December 31, 2018 - three) employees of the Company. The loans bear interest at rates ranging from 0-1.5% per annum and are secured by the employees’ shareholdings in the Company. The loans are each repayable in full upon an employees’ departure from employment, a change of control of the Company or sale of the Company. As at September 30, 2019, $200 thousand (December 31, 2018 - $190 thousand), had been advanced under these loan agreements.

On February 15, 2018, the Company and an officer entered into a shareholder loan agreement that provides for a loan of up to $200 thousand per year. The loan bore interest at a rate of 2.5% per annum and was secured by the officer’s shareholdings in the Company. The loan was repayable in full upon the officer’s departure, a change of control of the Company or sale of the Company. During 2019, $400 thousand was advanced under this loan agreement. In July 2019, the loan was extinguished against performance bonuses declared in the form of salary compensation such that no amount remains outstanding under the shareholder loan agreement.

Financial Obligation

On January 15, 2018, the Company entered into a credit agreement with a company controlled by an officer and director of the Company (the “Purchaser”). The credit agreement was amended on August 16, 2018. Under the amended agreement, the Purchaser agreed to provide up to $11.0 million of equity financing for the construction of a portion of the Company’s facility in Olds, Alberta. As at December 31, 2018, a total of $10.9 million had been advanced under the amended agreement and was converted into 7,149,035 common shares. The difference between the fair value of the shares at the time of issue and the amount based on the price per share as outlined in the credit agreement was charged to finance expense in the prior year. The credit agreement is subject to various non-financial covenants, with which the Company was in compliance as at December 31, 2018 except as described in note 14.

In addition, pursuant to the terms of the credit agreement, the Purchaser was entitled to quarterly royalty payments calculated based on the Company’s revenue from the facilities subject to the amended credit agreement for each fiscal quarter multiplied by 6.5% (the “Royalty Payment”). The Royalty Payments accrue beginning October 1, 2019 and are to be paid on the first business day of every subsequent fiscal quarter until September 30, 2028. The Company has estimated the present value of these payments at December 31, 2018 to be $18.5 million assuming a discount rate of 18%.

On July 17, 2019, the Company issued 50,963 shares to the Company’s executive chairman in consideration for advancing the remaining funds available to be advanced under the financial obligation. Subsequently, the Company agreed to indirectly acquire the financial obligation pursuant to a purchase agreement whereby the Company would purchase all of the outstanding shares of the Purchaser from the Company’s Executive Chairman for aggregate consideration of 3,680,000 common shares, 480,000 share purchase warrants (each exercisable for one common share at an exercise price of $15.94 for a period of three years from the date of issue) and a cash payment of $9.5 million. Upon completion of the Company’s initial public offering this transaction closed on August 6, 2019. The cash payment of $9.5 million under the purchase agreement was paid prior to September 30, 2019.

Promissory note

During the ten months ended December 31, 2018, the Company entered into an agreement with a former officer of the Company to repurchase a total of 9,815,701 common shares at a weighted average price of $1.69 per common share for total consideration of $16.6 million. A balance of $6.9 million remained unpaid under the agreement and was converted to an Unsecured Subordinated Promissory Note (the “Promissory Note”) as described under note 11(g). The Promissory Note matured on March 25, 2019 but was extended in accordance with the terms of the Note. The balance of $6.9 million outstanding included principal and interest which accrued from the date of extension at a rate of 1% per month and was repaid in full on June 5, 2019.

Transactions

Marketing, brand research and development and promotional costs totalling $2.1 million for the nine months ended September 30, 2019 (2018 - $0.6 million) were paid to a company controlled by a shareholder, officer and director of the Company. At September 30, 2019, the Company owed a balance of $0.5 million (December 31, 2018 - $0.3 million) relating to services under this contract.

26

Sundial Growers Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

Consulting services were provided to the Company by an officer, including services related to private placements completed. For the nine months ended September 30, 2019, consulting and commission expenses totalled nil (2018 - $0.1 million).

The Company has two contracts with companies in which an officer (who is not considered a member of key management) of the Company maintains influence. The contracts relate to research and development services being provided to the Company and its ability to access and license certain strains of cannabis for research purposes. For the nine months ended September 30, 2019, the fees paid totalled $239 thousand (2018 - $75 thousand). At September 30, 2019, the Company owed a balance of $19 thousand (December 31, 2018 - $19 thousand) relating to services under these contracts.

A member of the Board of Directors is a partner at a law firm which provides legal services to the Company. For the nine months ended September 30, 2019, professional fees totalling $3.0 million (2018 - $nil) were incurred for services provided by this firm. At September 30, 2019, the Company owed $0.4 million (December 31, 2018 - $0.3 million) relating to various corporate matters and financings in progress.

During the nine months ended September 30, 2019, the Company entered into an agreement with an employee to acquire certain equipment for $900,000.

During the nine months ended September 30, 2018, the Company forgave $5 thousand in debt owed by a former officer of the Company.

During the nine months ended September 30, 2018, the Company forgave $20,000 in debt owed by a former member of the Board of Directors. This director resigned from the Board effective January 15, 2018.

21.	Commitments and contingencies
(a)	Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at September 30, 2019 of $3.2 million (December 31, 2018 - $3.3 million).

Under employment agreements with certain management personnel, the Company has commitments to those management personnel in the event of termination of employment.

(b)	Contingencies

From time to time, the Company is involved in various claims and legal actions which occurred in the ordinary course of operations, the losses from which, if any, are not anticipated to be material to the financial statements.

27